UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE

FIFTY-NINTH (59th )  ORDINARY GENERAL MEETING

(FISCAL YEAR 1/1/2010-31/12/2010)

Pursuant to the C.L.2190/1920 and the Articles of Incorporation and resolution no.2873 of the Board of Directors, dated 26/5/2011 (8th agenda item), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the Fifty-Ninth (59th) Ordinary General Meeting, on Thursday, June 23rd 2011, at 16:30 hours, at the company’s headquarters (99, Kifissias Ave., Marousi, Athens).

AGENDA ITEMS

1.

Submission for approval of the Annual Financial Statements of OTE S.A. (both Separate and Consolidated) of the fiscal year 2010 (1/1/2010-31/12/2010), with the relevant Board of Directors’ and Certified Auditors’ Reports, and approval of profit distribution.

2.

Exoneration of the members of the Board of Directors and the Certified Auditors of all liability, for the fiscal year 2010, pursuant to article 35 of C.L.2190/1920.

3.

Appointment of Chartered Auditors for the Ordinary Audit of the Financial Statements of OTE S.A. (both Separate and Consolidated), in accordance with the International Financial Reporting Standards, for the fiscal year 2011 and determination of their fees.

4.

Approval of the remuneration and expenses paid to the members of the Board of Directors, the Audit Committee and the Compensation & Human Resources Committee for the fiscal year 2010 and determination of them for the fiscal year 2011.

5.

Approval of the renewal of the contract for the insurance coverage of the Company’s members of the Board of Directors and Officers against liabilities incurred in the exercise of their responsibilities, duties or authorities and granting of power to sign it.

6.

Approval of the amendment of terms of the Stock Option Plan in force for executives of the Company and its affiliated companies, in the context of article 42e of C.L.2190/1920.

7.

Approval of the amendment of articles 9 "Election, Composition and Term of the Board of Directors", 17 "Notification - Daily Agenda of the General Assembly of the Shareholders of the Company", 18 "Submission of Documents for Participation in the General Assembly", 19 "Ordinary Quorum and Majority of the General Assembly", 20 "Extraordinary Quorum and Majority", 24 "Rights of Minority Shareholders" and 28 "Allocation of Profits", of the Company’s Articles of Incorporation in force, for the purpose of adapting them to the provisions of C.L.2190/1920, as in force.

8.

Approval of the acquisition by OTE S.A. of own shares, pursuant to article 16 of C.L.2190/1920.

9.

Announcement of the election of a new member of the Board of Directors, pursuant to article 9, par. 4 of the Company’s Articles of Incorporation.

10.

Miscellaneous announcements.

In case of absence of quorum in line with the provisions of the law in order to decide upon any of the items above, the 1st Repeated General Meeting, will be held on Tuesday, July 5th 2011, at 16:30 hours in order to discuss and decide upon these items and if no such quorum is not achieved again the 2nd Repeated General Meeting will be held on Wednesday, July 20th 2011, at 16:30 hours in order to discuss and decide upon these items, at the same place.

New invitations for the Repeated General Meetings will not be published, and the Items of the Agenda will be the abovementioned with the exception of those upon which the relevant General Meeting will have already validly decided.

Pursuant to articles 26 and 28a of C.L.2190/1920, the company informs the Shareholders on the following:

PARTICIPATION AND VOTING RIGHT

Any person ( natural or legal entity), is entitled to participate and vote in the Fifty-Ninth (59th) Ordinary General Meeting provided that he is recognised as a shareholder according to the registry of the Dematerialized Securities System (managed by the Hellenic Exchanges S.A.), on the Record Dates, meaning:

A)

 On 18/6/2011 (Record Date), i.e. at the beginning of the 5th day before the date of the Ordinary General Meeting (initial Meeting) or

B)

 On 1/7/2011 (Record Date), i.e. at the beginning of the 4th day before the date of the 1st Repeated General Meeting

C)

 On 16/7/2011 (Record Date), i.e. at the beginning of the 4th day before the date of the 2nd Repeated General Meeting.

Each share has a voting right.

Proof of qualification as a shareholder either via a relevant written certification of the Hellenic Exchanges S.A.), or, alternatively, through the direct electronic link of the Company with the records of the same organisation must be submitted to the Company (Shareholders Services & Registry Department, 15, Stadiou str., Athens, 1st floor) at the latest, the third day before the date of the General Meeting, i.e. on 20/6/2011 for the Fifty-Ninth (59th) Ordinary General Meeting (Initial Meeting) or on 2/7/2011 for the 1st Repeated of the Fifty-Ninth (59th) Ordinary General Meeting or on 17/7/2011 for the 2nd Repeated of the Fifty-Ninth (59th) Ordinary General Meeting.

Shareholders who are not in compliance with the provisions of article 28a of C.L. 2190/1920 may participate in the General Meeting only after the Meeting has authorized them to do so.

The exercise of the above rights does not require blocking of shares or following any other similar processes that would restrict the possibility of sale and transfer of shares during the period between the Record Date and the General Meeting (initial and every Repeated).

PROCEDURE FOR VOTING BY PROXY

Shareholders may participate in the Ordinary General Meeting and may either vote in person or by proxy holders. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as proxy holders. A shareholder having shares of the company held in more than one securities account, may appoint a separate proxy holder as regards shares held in each securities account. A proxy holder, acting on behalf of several shareholders may cast votes differently in respect of shares held by each shareholder so represented.

The appointment and the revocation of the appointment of a proxy holder shall be made in writing and shall be notified to the Company following the same procedure, at least 3 days before the date of the General Meeting.

The forms for the appointment and revocation of a proxy holder are available on the Company’s website: http://www.ote.gr/portal/page/portal/InvestorRelation/OTEIRMainPage.

These forms, completed and signed by the shareholder must be submitted to the Company’s Shareholders Services & Registry Department (15, Stadiou str., Athens, 1st floor) or shall be sent by fax:  2103243668 at least 3 days before the date of the General Meeting. The shareholders are requested to ensure the successful dispatch of the form and receipt thereof by the Company, by following up at: 800 11 30003 (free call), 2106332594, 210 6332336, 210 6332342, 210 3311399.

In case shareholder appoints a Bank as a proxy holder for the exercise of his voting rights in the General Meeting, the above-mentioned procedure shall be followed.

The Company does not provide for shareholders’ participation and voting without a physical presence where the General Meeting will be held or via electronic or long-distance means.

The proxy holder is obliged to disclose to the Company, before the commencement of the General Meeting, any fact which might be useful to the shareholders in assessing whether the proxy holder might pursue any interest other than the interest of the represented shareholder. A conflict of interest within this context may in particular arise where the proxy holder:

(i)

Is a controlling shareholder of the Company, or is another entity controlled by such shareholder;

(ii)

Is a member of the Board of Directors or the management of the Company, or of a controlling shareholder or an entity controlled by such shareholder;

(iii)

 Is an employee or an auditor of the company, or of a controlling shareholder or an entity controlled by such shareholder;

(iv)

Is a spouse or close relative (of 1st degree) with a natural person referred to in points (i) to (iii).

MINORITY SHAREHOLDERS RIGHTS

a.

Shareholders representing 1/20 of the paid-up share capital may request from the Board of Directors of the Company to include in the General Meeting Agenda additional items, provided that the relevant request is communicated to the Board at least 15 days before the General Meeting, for the Fifty-Ninth (59th) Ordinary General Meeting. The request for an additional item on the agenda must be accompanied by a justification or a draft resolution to be adopted in the General Meeting. The revised agenda is made available in the same manner as the previous agenda 13 days before the Fifty-Ninth (59th) Ordinary General Meeting and at the same time, it is made available to the shareholders on the Company’s website, together with the justification or the draft resolution that had been submitted by the shareholders in line with article 27 paragraph 3 of C.L. 2190/1920.

b.

Following a request of shareholders, representing 1/20 of the paid-up share capital, the Board of Directors makes available to the shareholders the draft resolutions for the items included in the initial or revised agenda, in accordance with article 27 paragraph 3 of C.L. 2190/1920, at least 6 days before the Ordinary General Meeting if the relevant request is communicated to the Board of Directors at least 7 days before the General Meeting.

c.

Following the request of any shareholder, communicated to the Company at least 5 full days before the General Meeting, the Board of Directors must provide to the General Meeting, the requested, specific information with respect to matters of the Company, in so far as this information is useful for the actual assessment of the items on the agenda. The Board of Directors may refuse to provide information on the grounds of a substantial cause, which must be mentioned in the minutes. The Board of Directors may provide an overall response to requests of shareholders of the same content. The obligation of providing information does not exist if the relevant information is already available on the Company’s website, especially in a question and answer format.

d.

Following a request of shareholders representing 1/5 of the paid-up share capital which is communicated  to the Company 5 full days before the General Meeting the Board of Directors must provide to the General Meeting information with respect to the course of the Company affairs and the financial situation of the Company. The Board of Directors may refuse to provide this information on reasonable grounds which must be mentioned in the minutes.

In the aforementioned cases, the shareholders who are communicating a request, must provide proof of their qualification as shareholders as well as the number of shares held by them at the moment of the exercise of the relevant right. The presentation of a certification of the Hellenic Exchanges S.A or the verification of a shareholder’s qualification through the direct electronic link of the Hellenic Exchanges S.A and the Company, may be recognised as such proofs.

AVAILABLE DOCUMENTS AND INFORMATION

The information mentioned in article 27 paragraph 3 of C.L. 2190/1920 including the invitation, the forms of appointment and revocation of a proxy holder, the procedure of voting by proxy, the draft resolutions for the agenda items, as well as further information regarding the exercise of minority rights of article 39, paragraphs 2, 2a, 4 and 5 of C.L. 2190/1920 are available in electronic form on the Company’s website:

http://www.ote.gr/portal/page/portal/InvestorRelation/OTEIRMainPage

In line with article 27 paragraph 3, cases c, d, e of C.L. 2190/1920, any documents, draft resolutions and forms that will be used for the exercise of voting rights, will also be available in hard copy at the Shareholders Services & Registry Department of OTE (15, Stadiou str., Athens, 1st floor).

    MAROUSI, 1/6/2011

M. TSAMAZ

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 1, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER